UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2025

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

INCENTIVE PLAN VIA PERFORMANCE UNITS, WITH CASH SETTLEMENT

OF

TELEFÔNICA BRASIL S.A.

Approved by the Board of directors on October 25, 2022, and subsequently amended on February 20, 2025.

Telefônica Brasil S.A.

CNPJ No 02.558.157/0001-62

NIRE 35300158814

INCENTIVE PLAN VIA PERFORMANCE UNITS, WITH CASH SETTLEMENT

The current Incentive Plan via Performance Units, with Cash Settlement (“Plan”) of Telefônica Brasil S.A. (“Telefônica Brasil” or “Company”), approved by the Company’s Board of Directors (“Board of Directors”) on October 25, 2022, and subsequently amended on February 20, 2025, is filed in its entirety at the Company’s headquarters accompanied by its respective attachments and ruled by the terms and conditions found below.

1. Introduction and Objectives.

1.1. The Plan is part of the Telefônica Group’s global strategy established in the LongTerm Incentive Plan (“PSP”) approved by the General Shareholders Meeting of Telefónica S.A. (“Telefónica S.A.”).

1.2. With the implementation of the Plan, it is intended to align the interests of the Participants to the interests of the Company and its strategic plan, linking the Incentive to the creation of value for the Company’s shareholders and the sustainable achievement of strategic objectives. In this way, the Incentive is in line with the best practices and offers a competitive package that contributes to the retention and performance of managers who hold key positions in the Company.

2. General Description.

2.1. By the current Plan, the Participants, as defined at the Clause 3.1, selected by the Board of Directors in the form of Clause 3.7 and provided that they accept to participate in the Plan, will be entitled to the grant of a certain number of units representing 1 (one) share issued by the Company (VIVT3) (“Unit” or “Units” and “Share” or “Shares”, respectively). Each Unit represents the expectation of the right to receive the full amount of 1 (one) Share, according to the terms and conditions set forth in this Plan, which will serve as a basis for determining the amount of the Incentive to be paid by the Company in cash to the Participants, provided that the Objectives of the Plan are met (“Incentive”), as defined in Clause 6.2 below and stipulated for each one of the Cycles into which the Plan is divided, according to Clause 2.2 below, and observed the quotation value of the Shares under the terms defined in this Plan. Alternatively, the Board of Directors may submit the eventual liquidation of the Incentive in Shares for approval at the Company’s General Meeting, if it deems it in the Company’s interest.

2.2. The present Plan takes effect upon its approval by the Board of Directors and will have a total duration of 4 (four) years, being divided into 2 (two) independent cycles, each with a duration period of 3 (three) years (each one of them a “Cycle” and together, “Cycles”), according to the following calendar:

(i)	The First Cycle comprises the period from January 1, 2022, to December 31, 2024 (“First Cycle”); and
(ii)	The Second Cycle comprises the period from January 1, 2023, to December 31, 2025 (“Second Cycle”).

2.2.1. At the end of each Cycle, the Board of Directors will assess the achievement of the Plan Objectives stipulated for the Cycle in question, with January 1 of the beginning of the Cycle in question being the “Start Date” and December 31 of the year of conclusion of the Cycle in question the “Completion Date”.

2.2.2. Without prejudice to the provisions of Clauses 2.1 and 2.2 above, and for the avoidance of doubt, once this Plan is approved by the Company's Board of Directors, its effects will be considered valid for all purposes from the Start Date of the First Cycle, as indicated in item “(i)” of Clause 2.2 above.

2.3. At the beginning of each Cycle, the Board of Directors will determine the number of Units that, in case of compliance with the requirements of the Plan stipulated in Clause 6 below, will serve as a basis for determining the amount of the Incentive to be paid by the Company to the Participants on the Settlement Date of the Cycle in question.

2.4. Without prejudice to the other conditions set forth in this document, the Participant will be entitled to receive the Incentive corresponding to the period of time during which they remained as a statutory director or director employed by the Company or its Subsidiaries, as defined below, between the Start Date and the Completion Date of each Cycle ("Measurement Period"), except in the situations provided for in Clauses 9 and 10 of this Plan.

2.5. Upon approval of the financial statements of the Company corresponding to the last year of each Cycle by the Board of Directors (“Consolidation Date”), it will verify compliance with the conditions established in this Plan and, if the conditions for receiving the Incentive are met, the Incentive will be settled by the Company, in the years 2025 and 2026, respectively, within a period of up to 90 (ninety) following the Consolidation Date corresponding to the last year of each Cycle (“Settlement Date”), according to the illustrative schedule below.

2.6.  This Plan will be considered closed, for all purposes, on the Settlement Date corresponding to the Secon Cycle.

2.7. The settlement of the Incentive will only take place with the implementation of the conditions and terms set forth in this Plan, so that the granting of the right to receive the Incentive itself does not guarantee any rights to receive the value of the Incentive or Shares, if applicable or same represents any guarantee of its receipt.

2.8.  The Units do not grant the Participant the condition of Shareholder of the Company, nor any right or prerogative inherent to such condition, particularly the right to vote, right to dividends and other political, capital subscription or economic rights. It remains clear, therefore, that no Share will be delivered to the Participant as a result of this Plan, unless otherwise approved by the Company’s General Meeting, under the terms of this Plan.

3. Participants.

3.1. The statutory directors and/or director employed of the Company and/or its Subsidiaries, as well as invitees who receive the Notification, as defined in Clause 3.3 below (“Participants”), may participate in this Plan.

3.2. The members of the Board of Directors who are not linked to the Company as statutory director and/or director employed by the Company will not be beneficiaries of the Plan. If a Participant receives the Incentive as a statutory director or employed director and is or becomes, at the same time, a member of the Board of Directors, maintaining the Incentive under the terms of this Plan, he/she will be prevented from participating in the administration and/or implementation of the Plan, and abstain from any deliberation about the Plan.

3.3. Participants selected by the Board of Directors will receive an invitation to participate in a certain Cycle (“Notification”), and Participants who choose to adhere to this Plan must expressly manifest their acceptance, as stipulated in Clause 4 below.

3.4. The Notification and actual participation in a specific Cycle do not guarantee the participant the right to participate in another Cycle.

3.5. The Board of Directors may approve the admission of new Participants during the first 2 (two) years of validity of each Cycle. Participants which are admitted after the beginning of a given Cycle must receive a number of Units determined in each case, in line with the Company’s strategy.

3.6. The rights and obligations conferred by the condition of Participant are personal and non-transferable, without prejudice to the provisions of Clause 9 of this Plan, in relation to heirs of the Participants.

3.7.  The Board of Directors may concede different amounts of Units to Participants or stop granting Units to certain Participants, in accordance with the people management strategy defined by the Company, which will take into account several factors, including, but not limiting, professional performance and the need to encourage and retain the Participant. The existence of this Plan shall not to be interpreted as a guarantee of receipt of the Units. The Board of Directors may also establish special treatment for exceptional cases, provided that the rights already granted to Participants, or the basic principles of this Plan are not affected. Such special treatment will not constitute a precedent invoked by other participants.

4. Procedure to participate in the Plan.

4.1. The Company will send a Notification to potential Participants, accompanied by this Plan, inviting them to participate in a certain Cycle. Such Notification shall inform the number of Units that, in accordance with the provisions of Clause 5.1 below, may be attributed to the potential Participant in the Cycle in question, as well as the applicable Plan Objectives and their weighting, as stipulated in Annex I to this Plan.

4.2. If they agree with the above conditions, the potential Participants who wish to adhere this Plan must electronically send their acceptance of participation in the respective Cycle, within the deadline established for that purpose. Notwithstanding the foregoing, the Company may request the Participant’s acceptance in writing, if it deems it necessary.

4.3. For the avoidance of doubt, the acceptance by the Participant represents their agreement, expressly and irrevocably, to the terms and conditions of this Plan, without prejudice to any special conditions that, as the case may be, are established by each specific case.

4.4. The absence of explicit electronic or written agreement with the terms and conditions of this Plan, or the formalization of the respective additional documentation requested by the Company, will prevent the acquisition of any right provided for in this Plan.

5. Determination and Characteristics of Grants.

5.1. The Board of Directors will decide the total amount of the Incentive granted in each Cycle and the number of Units given to each Participant.

5.2. Each Participant must be informed of the number of Units assigned to them in each Cycle.

5.3.  The Units assigned to the Participant constitute a mere expectation of a right and cannot be transferred or encumbered under any circumstances, except as provided in this Plan.

6. Requirements for Receiving the Incentive.

6.1.  Without prejudice to the other terms and conditions established in this Plan, in order for Participants to be entitled to receive the Incentive, the following requirements must be met in relation to each Cycle:

(i)	The Participant must continuously remain linked to the Company and/or its subsidiaries for, at least, 12 (twelve) months during the Cycle in question;
(ii)	The Participant must be linked to the Company and/or its subsidiaries, as the case may be, on the Completion Date of each Cycle, without prejudice to the exceptional cases provided for in Clause 9; and
(iii)	Minimum levels of achievement of the Plan’s Objectives established in Annex I of this Plan must be reached.

6.2. The amount of the Incentive to be delivered to Participants on the Settlement Date of each Cycle will be conditional and determined based on: (i) the number of Units granted to the Participant in question, (ii) the verification of achievement of the Plan Objectives established in Annex I of this Plan, which must be approved by the Board of Directors at the beginning of each Cycle ("Plan Objectives"); and (iii) the share price.

6.3. For all means, Annex I below contains the description of the Plan Objectives set by the Board of Directors for the First Cycle and may only be amended in the cases provided for in Clause 11 below.

6.4.  The Board of Directors will determine the Plan Objectives applicable to the Second and Third Cycles, and may even introduce new items, provided that this is done up to the beginning of the Second Cycle, and in accordance with the terms of Clause 1.1 above. The Company will communicate to Participants of the Second such Plan Objectives, as well as their respective relative weight in determining the value of the Incentive to which the Participant is entitled, in accordance with Clause 4 of this Plan.

7. Calculation and Payment of Incentives.

7.1. At the end of each Plan Cycle, the total value of the Incentive to be paid to each Participant will be determined, in accordance with the procedure established in Annex I.

7.2. Once the total value of the Incentive is determined, (i) the Settlement Date and (ii) the actual amount of the Incentive to be paid in cash to each Participant will be communicated.

7.3. The amount of the Incentive will correspond to the gross amount to which the Participant is entitled, and the Company or its Subsidiaries, as applicable, is authorized to withhold any taxes that may be applicable to the Incentive.

7.4.  The payment of the Incentive to be settled in cash must be made through bank transfer to the same current account of the Participant indicated for receiving fees or salary and must be formalized through their payroll.

7.5. Notwithstanding the provisions of Clause 7.4 above, the Board of Directors may submit the potential settlement of the Incentive in Shares to the approval of the Company's General Meeting, if it deems it to be in the best interest of the Company.

8. Minoration (“Malus”) and Return (“Clawback”).

8.1 In all Cycles, the Board of Directors will assess whether to provide (i) the total or partial cancellation of the payment of Incentives that have not yet been effectively paid ("Malus"), and/or (ii) the total or partial recovery of the amounts that have been paid to Participants within 24 (twenty-four) months after the payment of the Incentive (“Clawback”), in the event of inappropriate conduct by the Participant.

8.1.1	For the purposes of Clause 8.1 above, exceptional circumstances will be considered and will be subject to evaluation by the Board of Directors, among others, and by way of example, the following situations:
(i)	Restatement of the Company's financial statements that is not due to a change in applicable accounting standards, and which has been necessary due to fraudulent management actions or negligence, imprudence, or incompetence, committed by one or more of the Participants;
(ii)	If the Participant has been penalized by the Company due to serious breach of the code of conduct or the Company's internal rule that is applicable to it, or if there is serious breach of the rules that apply to it;
(iii)	In any case, if it becomes evident that the payment of the Incentive derived from the Plan was made totally or partially based on information whose falseness or serious inaccuracy has been subsequently clearly demonstrated, or in other circumstances of undeniable seriousness resulting from serious misconduct, bad faith, fraud, or negligence of the Participant and having a material adverse effect on the Company's financial statements, results, and/or business;
(iv)	If the Company's external auditor revises its report in a way that introduces reservations that reduce the results that were taken into account to determine the value of the Incentive paid to the Participants; and
(v)	In any event of Just Reason, as defined in Clause 9.1.1(i).

9. Termination Hypotheses and Special Cases.

9.1  If, before the corresponding Completion Date of a Cycle, any of the situations described below occur, the following will apply.

9.1.1.	If, at any moment, the Participant leaves the Company:
(i)	(a) willingly, through voluntary resignation or resignation from the position of statutory director; (b) at the will of the Company, for just reason ("Just Cause") represented by: (b.1) dismissal for just cause under the terms of the legislation in force; or (b.2) dismissal or destitution due to (i) breach of its legal and/or statutory duties or attributions, (ii) reasoned termination of the contract that regulates the relationship between the Company and the Participant; (iii) criminal conviction related to intentional crimes; (iv) practice of dishonest or fraudulent acts against the Company or its subsidiaries; (v) any act or omission resulting from intent or fault of the Participant and which is harmful to the business, image, or financial situation of the Company or its subsidiaries; (vi) any type of harassment or serious violation of the Company's policies and codes; (vii) non-compliance with anticorruption legislation and anti-money laundering legislation applicable to the Company; or (viii) for any other serious cause that is understood by the Board of Directors as equivalent to the situations described above; the Participant will automatically and fully lose the right to receive the Incentive related to this Plan, without any type of indemnification, so that the Units granted to the Participant will be automatically cancelled;
(ii)	exclusively in the event that the termination occurs after 12 (twelve) months have elapsed from the applicable Start Date or, as the case may be, from the date of admission of new Participants to the Plan during the term of a Cycle, and is the result of a termination (a) at the will of the Company, through dismissal or destitution of the Participant without Just Cause, or (b) upon death, retirement agreed with the Company or declaration of permanent disability by the National Institute of Social Security – INSS; the Participant (or, as the case may be, their heirs and successors) will be entitled to receive, in the Cycle or Cycles in which they participate, even if not ended, the value of the Incentive calculated in accordance with the provisions of Annex II of this Plan, applying the formula provided for in Annex II is used for each of the Cycles in which the Participant is participating, and the Incentive must be paid in cash to the Participant or, as the case may be, to their heirs, within a maximum period of 90 (ninety) days from the date of from the date of termination. The value of the Company's Share to be considered in any of the circumstances mentioned above will be based on the quoted price of the Share at the close of trading at B3 S.A. – Brasil, Bolsa, Balcão relating to the last trading session of the month prior to the termination date ("Closing Price"). If the termination occurs before the end of the period of 12 (twelve) months from the applicable Start Date or, as the case may be, the date of admission of new Participants to the Plan during the term of a Cycle, the Participant (or, as the case may be, the case, their heirs and successors) will automatically and fully lose the right to receive the Incentive related to this Plan, without any type of indemnification, so that the Units granted to the Participant will be automatically cancelled; and

(iii)	If the Termination takes place by mutual agreement between the Participant and the Company, the Participant will be entitled to receive the amount of the Incentive that is determined in the termination agreement and which, under no circumstances, may be higher (i) than the value of the Incentive that he would have received in proportion to the length of stay, counted from the Start Date until the date of termination according to the rules stipulated in Annex II, or (ii) than 100% (one hundred percent) of the value of the Incentive that could be received under the Plan. In this case, the Incentive will be paid within a maximum period of 90 (ninety) days from the termination date, and the Unit conversion calculation to be considered for the purposes of the calculation must be the value of the Closing Price, as defined in item "(ii)” above, provided that, in any event, the Participants must have maintained, for at least 12 (twelve) months of the Cycle, an active relationship with the Company or its subsidiaries, in accordance with the provisions of Clause 6.1 of this Plan.
9.1.2.	If the Participant ceases to be a statutory director or director employed by the Company and is elected as a member of the Board of Directors, the Participant in question cannot be considered a “Participant” in relation to the Cycle that has not yet started until the date of its termination and the Board of Directors may choose to (i) settle the Incentive in accordance with the provisions of Annex II of this Plan, or (ii) determine that the Participant continues with the Incentive in relation to the Cycles in force on the date of their termination. For the avoidance of doubt, the Participant may cumulate the position of member of the Board of Directors with the position of statutory director and/or employed director without ceasing to be considered a Participant for the purposes of this Plan or having to waive the Incentive, subject to the rules set forth in Clause 3.2 of this Plan.
9.1.3.	In the event of a temporary leave of absence from the provision of services by the Participant to the Company or its subsidiaries during a given Cycle, for any reason, except if due to maternity or paternity (“License”), unless the Board of Directors decides otherwise, the amount of the Incentive to be paid to the Participant will be proportional to the number of days he/she has actively worked during the Cycle in question. From this angle and, unless otherwise decided by the Board of Directors, the Participant will not receive the amount of the Incentive until the end of the License or until the Settlement Date, if he/she has returned to work before that date. If the employment relationship is not resumed after the Leave, the Participant will no longer be considered a "Participant" for the purposes of this Plan, without prejudice to the provisions of Clause 9.1.1 above, provided that, for all purposes, only the days in which the Participant worked actively between the Start Date of each Cycle until the date of termination will be considered, disregarding the days not worked during the Leave.

9.1.4.	In the event of hirings or promotions occurring during the term of the Plan that make a given employee a potential Participant under the terms of this Plan, such potential Participant who has been hired or promoted will not participate in the Plan until the next Cycle commences and they receive and accept the corresponding Notification, unless the Company decides to incorporate new potential Participants into the Plan, subject to the conditions of this Plan and the terms of Clause 3.5 above.
9.1.5.	If the Participant ceases to be affiliated with the Company and/or its Subsidiaries and becomes affiliated with other company(ies) of the Telefónica Group, the Participant will not lose their acquired rights in the Cycles that have already commenced but will not be able to participate in future Plan Cycles.
9.1.6.	In case of transfer of the Participant in the context of a business collaboration agreement (for example, a joint venture) signed by the Company with a company that is not part of the Telefónica Group (“Collaborating Company”) in which the Participant starts to provide services in the Collaborating Company, in a company belonging to the Collaborating Company's group or in a company jointly controlled by Telefónica S.A., Telefônica Brasil and the Collaborating Company, the Incentive granted to the Participant under the terms of this Plan will be proportional to the number of days in which he/she has actively worked for the Company and/or its subsidiaries during the respective Cycle, according to the rules established in Annex II of this Plan, unless the Board of Directors decides otherwise. In the cases provided for in this Clause 9.1.7, the value of the Incentive will be paid to the Participant within a maximum period of 90 (ninety) days from the date on which its relationship with the Company ended, and the value of the Company's share that will be considered for purposes of calculating the value of the Incentive shall be the Closing Price of the last trading session of the month prior to the date on which your employment relationship with the Company ended.

10. Change in Control.

10.1  In the event of a Change in Control of the Company, as defined in Clause 10.1.3 below, all current Cycles will be subject to early settlement in proportion to the period elapsed since their respective Start Date, and the Company shall, when applicable, pay to the Participants the value of the Incentive corresponding to them, in accordance with the formula provided for in Annex II, and the Board of Directors may make the adjustments it deems convenient.

10.1.1	In this case, the Board of Directors shall confirm whether the Participants are entitled to receive any amount as an Incentive, pursuant to Annex II, and, if applicable, the Company shall make the payment to the Participants within a maximum period of 90 (ninety) days from the date on which the Change in Control is completed.
10.1.2	The value of the Share to be considered for purposes of calculating the value of the Incentive will be based on the Closing Price of the last trading session of the month immediately preceding the date on which the Change of Control occurs.
10.1.3	“Change in Control” is understood to mean any transfer of shares issued by the Company that (i) represent, in relation to a natural or legal person, or group of persons bound by a voting agreement, or under common control, the ownership of partner rights that permanently ensure the majority of votes in the resolutions of the general meeting and the power to elect the majority of the Company's administrators, making effective use of their power to direct the social activities and guide the functioning of the bodies of the Company, pursuant to art. 116 of Law No. 6,404 of December 15, 1976, as amended (“Corporate Law”); and (ii) results in the acquirer being obligated to carry out a public offer for the acquisition of shares owned by the other shareholders of the Company, in the cases provided for in the legislation in force.

11. Adjustments

11.1	If, during the term of the Plan, extraordinary events occur that may lead to dilution or concentration of the value of the shares, or that may compromise the fulfillment of the Plan's Objectives, the Board of Directors will implement the necessary adjustments so that the economic value of the Incentive that Participants are to receive under the Plan is equivalent to what they would receive if such circumstances had not occurred, or so that the degree of achievement of the Plan's Objectives can be uniformly attained.
11.1.1	The adjustments mentioned in Clause 11.1 above may be necessary, among other cases, in the following situations:
(i)	Merger, acquisition, spin-off, split, consolidation, bonus issue of shares, exchange of shares or other corporate transaction in which the Company participates and does not imply Change of Control; or
(ii)	Any other extraordinary circumstance that, in the opinion of the Board of Directors, may affect the value of the shares or the achievement of the Plan's Objectives.

11.2 Any adjustments made under the provisions of this Clause 11 shall only be allowed to the extent permitted by law and applicable regulations.

11.3  To make the corresponding adjustments, the Board of Directors may request an evaluation by an independent and reputable third party, which will be responsible for making the necessary calculations and determinations for the operations provided for in this Clause 11 and which will be binding on the Company and the Participants.

11.4 In the event that adjustments are necessary under the terms of this Clause 11, the Board of Directors may (i) adjust the Objectives of the Plan, or (ii) make any other adjustment it deems appropriate in the face of extraordinary circumstances.

11.5 Any modification of the Plan established by the Board of Directors under the terms of this Clause shall be communicated to the Participants.

12. Withholding Taxes.

12.1 The Company or its Subsidiaries, as applicable, will withhold taxes and social contributions, if applicable, on any payment made under this Plan.

13. Declarations and Protection of Personal Data.

13.1 By accepting the terms and conditions of this Plan, the Participant acknowledges and accepts that:

(i)	The participation in the Plan is discretionary;
(ii)	The Units, the Incentive or any other income that may be earned under this Plan are not part of the normal or expected compensation for the purpose of calculating compensation for termination without just cause, payment for termination or termination by mutual agreement, compensation for collective dismissal or by dismissal for just cause, or any other right linked to their remuneration;
(iii)	In accordance with Clause 2.8 above, the grant of Units does not confer upon the Participant the status of a shareholder of the Company, nor any rights or prerogatives inherent to such status, particularly the right to vote, right to dividends and other political, subscription, or economic rights. It is therefore clear that no Shares will be delivered to the Participant as a result of this Plan, except if otherwise approved by the General Meeting of the Company, in accordance with this Plan;
(iv)	The Participant will not be entitled to payments or indemnification due to the termination of its participation in the Plan, except as provided for in Clause 9;
(v)	The Participant will not be entitled to any payments or compensation as a result of the termination of his participation in the Plan, except as provided in Clause 9;

(vi)	The acceptance to participate in the Plan implies full acceptance of each and every one of the terms, conditions, and circumstances imposed by the Company, and therefore, partial acceptance or partial waiver is not possible;
(vii)	The future value of the Shares (VIVT3) cannot be predicted, so the Participant acknowledges and agrees that there is no guarantee of gain in the Plan;
(viii)	The Participant understands and accepts that all operations carried out in relation to the Plan are subject to compliance with applicable tax obligations.

13.2 By formalizing their adherence to this Plan, the Participant is informed that:

(i)	For the purposes of this Plan, the Company and its Subsidiaries will be responsible for processing the Participant's personal data, in accordance with the General Data Protection Law (Lei Geral de Proteção de Dados – “LGPD”) (Law No. 13,709/2018).
(ii)	The Company will process the personal data obtained as a result of its participation in the Plan, based on the legal basis for the execution of the contract.
(iii)	The Company may provide the Participant's personal information and data relating to the Incentive granted under the Plan, by any means or support, to:
a)	their agents and service providers when necessary to fulfill the functions and obligations of management, administration, and execution of the Plan, when necessary for such purposes and limiting the processing of personal data for this sole purpose;
b)	other persons to whom the Company or its Subsidiaries assign or may assign their rights and obligations arising from their participation in the Plan; and
c)	any third party to whom the Company or its Subsidiaries have to share Participants' personal data for the purpose of fulfilling legal or regulatory obligations (including, for example, any information necessary for the Company or its Subsidiaries to comply with information requests issued by any governmental or administrative authority regarding the Participant's participation in the Plan).

(iv) The Company and its Subsidiaries undertake to comply with the rules provided for in the LGPD and in the regulations issued by the competent data protection authorities (including, but not limited to, the National Data Protection Authority - ANPD) whenever the transfer of personal data outside the Brazilian territory is carried out.

(v) The Participant may exercise his rights of access, rectification, elimination, portability, and others that are applicable to him under the terms established in data protection legislation, by sending his request in writing to the Company's People Department or its Subsidiaries, attaching a photocopy of an official document proving his identity.

(vi) The Participant's personal data will be processed automatically or manually to enable the correct management and administration of the Plan. The personal data of the Participants collected and processed by the Company and its Subsidiaries are essential for participation in the Plan and for the exercise of the rights corresponding to them as a result of their participation.

(vii) The data protection standards adopted by the Company and its Subsidiaries will in any case comply with the provisions of the LGPD.

13.3 Participants may request additional information from the Company's or its Subsidiaries' Human Resources Department regarding the commitment of the Company and its Subsidiaries with regard to safe and responsible treatment of personal data assumed in the Company's or its Subsidiaries' policies, available in the Policies Portal.

14. Plan modification.

14.1 The present Plan may be modified by resolution of the Board of Directors.

15. Novation.

15.1 If any clause of this Plan is declared null, invalid, or unenforceable by an arbitrator, court, or competent authority, the Plan shall remain in force in all cases, except with regard to the part declared null, invalid, or unenforceable. The Company or its Subsidiaries and the Participants will consult and do everything reasonably possible to agree on a valid and enforceable clause that constitutes a reasonable substitute for the aforementioned clause declared null, invalid, or unenforceable in accordance with the spirit of this Plan. This Clause 15 shall only be applicable to the extent that the invalidity of the clause in question and/or its replacement by another clause is legally possible and does not substantially affect the benefits or increase the obligations of the Company or its Subsidiaries or the Participants.

16. Confidentiality.

16.1 As a result of his participation in the Plan, the Participant expressly undertakes to maintain total and absolute confidentiality regarding the existence and all specific aspects of the Incentive received under this Plan and in any additional documentation he may receive during the term of the Plan.

16.2 The Board of Directors may decide to terminate the Incentive and, therefore, for the loss of the right to receive any amount arising from the Incentive, if the Participant fails to comply with the confidentiality obligation provided for in this Clause.

17. Notifications.

17.1 Notifications or other communications related to the Plan may be made in person, by email, or by regular mail:

(i)	In the case of the Company or its Subsidiaries, to their registered office or to another location (postal or electronic) that they periodically determine and notify to the Participants; and
(ii)	In the case of the Participant, to his/her home or professional address, or through the internal mail service of the Company or its Subsidiaries.

17.2 Notifications sent by mail will be considered delivered 5 (five) days after the date they were deposited in the mail with the correct and properly stamped address. However, notifications sent by or to a Participant working in a country different from that of the Company or its Subsidiaries will be considered delivered on the 7th (seventh) day after being sent.

17.3 Notifications sent by email, unless proven otherwise, will be deemed received 24 (twenty-four) hours after being sent.

18. Applicable Law and Dispute Resolution.

18.1 In case of conflict or controversy in relation to the Plan, the Participant undertakes to submit such conflict to the Company's Board of Directors, prior to the initiation of any legal action.

18.2 This Plan shall be governed and interpreted in accordance with the laws of the Federative Republic of Brazil, and any claims or disputes arising from or in connection with this Plan shall be definitively resolved through arbitration governed by the Arbitration Regulation (“Regulation”) of the Center for Arbitration and Mediation of the Brazil-Canada Chamber of Commerce (“CAM-CCBC”), and administered by the CAM-CCBC. The arbitral tribunal shall be composed of 3 (three) arbitrators appointed in accordance with the Regulation. The language of the arbitration shall be Portuguese. The seat of the arbitration shall be the city of São Paulo - SP, Brazil. Any judicial measures provided for in Law 9.307/96 may be requested by the parties, with exclusive jurisdiction of the court of the district of São Paulo - SP, Brazil, without waiving arbitration. The costs of the arbitration, including the legal fees of the prevailing party, shall be borne by the losing party, in accordance with the arbitral award.

19. Recognition.

19.1 The implementation of this Plan is a decision of the Board of Directors.

19.2  By expressing acceptance of the contents of this Plan, the Participant acknowledges having received, read, understood, and accepted all of its terms, conditions, and restrictions.

* * *

ANNEX I

Plan Objectives – First Cycle

The terms used in this Annex I, which are not defined therein, will have the meanings established in the Plan.

The final amount of the Incentive to be paid to each Participant on the Settlement Date related to the First Cycle will be conditional and will be determined by the final multiplier coefficient of the Incentive (the "Final Multiplier Coefficient") and by the value of the shares (VIVT3) issued by Telefônica Brasil S.A. ("Company") in accordance with the following formula:

Being:

●	Incentive: gross amount to be settled in cash to each Participant on the Settlement Date of the First Cycle.
●	Units: number of units representing 1 (one) Share as set forth in the Participant's Notification.
●	Vshare: Value equivalent to the average trading price of 1 (one) Share over the 30 (thirty) trading sessions immediately prior to and including the Completion Date.
•	Multiplier Coefficient: percentage that will be calculated based on the level of achievement of the Plan's Objectives established by the Board of Directors in accordance with the achievement scales provided in this Annex I for each Objective of the Plan, in accordance with the following formula:

Being:

•	Weight: Relative weight on a total of 100% (one hundred percent), expressed as a percentage ("Weighting"), defined for each of the Objectives of the Plan applicable to the First Cycle, in accordance with the stipulated below.

•	DAG: Degree of Achievement of the Objectives established in the Plan (the "Degree of Achievement of the Objectives" or the "DAG"), according to the compliance scales determined by the Company.

If the Board of Directors decides to settle the Incentive by delivering shares, subject to approval by the Company's General Meeting, the number of shares to be delivered will be calculated by multiplying the number of Units allocated individually to each Participant by the Final Multiplier Coefficient.

1. OBJECTIVE 1: Total Shareholder Return (“TSR”)

1.1. The TSR ("TSR") is considered as the metric to determine the generation of value to the Company's shareholder in the medium and long term, being defined, for the purposes of the Plan, as the profitability of the Share, taking into account the variation accumulated value of the Share's quotation and the dividends and other earnings received by the shareholder during the Cycle in question.

1.2. For the purposes of this Plan, and unless the Board of Directors determines another method of calculation, the TSR will be calculated as follows:

Being:

A: the average of the “Total Return Index” relating to the last 30 (thirty) measurements prior to the Completion Date, including this one

B: the average of the “Total Return Index” relating to the last 30 (thirty) measurements prior to the Start Date, including this one.

For these purposes, "Total Return Index" shall be understood as the measure of the theoretical return of a Share from the Start Date to the Completion Date of the First Cycle, assuming that the dividends and gross earnings paid during the period are reinvested in the purchase of additional Shares.

1.3. The 50% (fifty percent) of the Multiplier Coefficient will be determined based on the evolution of the Share's TSR during the duration of the Cycle, in relation to the TSRs achieved by certain companies selected for their relevance to the Company that, for the purposes of the Plan, will constitute the comparison group (“Comparison Group”).

1.4. The companies included in the Comparison Group for the purpose of comparing the evolution of the Company's Share TSR are listed as follows:

America Movil de CV	TIM SA	Liberty Latin America
Grupo Televisa SAB	Millicom	Megacable Holdings SAB de CV
Telecom Argentina SA (ADR)	Empresa Nacional de Telecom	Oi SA
Brisanet Participações ON	Unifique Telecom ON	Desktop Sigmanet Cmco. Mtda. ON

1.5. As soon as possible after the end of the Measurement Period, the Board of Directors will calculate the TSR of the Company and the TSR of each of the companies included in the Comparison Group and:

(i)	Will rank the TSRs of the Comparison Group companies in descending order and calculate the percentage ranking of each of them;
(ii)	Will determine the percentage range of the Company's TSR within the Comparison Group by interpolation between companies with a lower and higher TSR than the Company's; and
(iii)	Will determine the Degree of Achievement of the TSR and the corresponding Multiplier Coefficient to be applied, according to the following table:
Degree of Achievement of TSR (Classification of the Company’s TSR percentage)	Multiplier CoefficientTSR (%)
DAOTSR < Median	0%
DAOTSR = Median	30%
DAOTSR ≥ Third quartile	100%

If the evolution of the Company's TSR is between the median and the third quartile, the percentage will be calculated by linear interpolation.

1.6. Assuming that, at the end of the Measurement Period, a TSR Achievement Degree has been reached that results in a Multiplier Coefficient Below the Median (i.e., less than 30% (thirty percent)), the Participant's right to receive 50% (fifty percent) of the Multiplier Coefficient in relation to the present Plan Cycle, will be extinct.

1.7. The Board of Directors may make any adjustments it deems pertinent (whether with prospective or retroactive effects) due to corporate events that may introduce distortions in the calculation of the TSR.

Thus, among other corporate events to be considered, in the event that, as a result of any corporate restructuring or acquisition transaction, or if any of the companies included in the Comparison Group ceases to exist or is subject to a corporate transaction, the Board of Directors may consider, for the calculation of the TSR, (i) the entities existing in the Comparison Group from that moment on, or (ii) the inclusion in the Comparison Group of any other company considered comparable to the Company.

2. OBJECTIVE 2: FCF

2.1.  The FCF (the “FCF”) is established as a metric of the Plan and aims to encourage commitment to the sustainable achievement of long-term strategic objectives. This Plan Objective will be set and approved annually by the Board of Directors.

2.2. 40% (forty percent) of the Multiplier Coefficient will be determined based on the level of FCF generated by the Company during each year, comparing it with the value established in the budgets approved by the Board of Directors for each year, considering the final Degree of Achievement of the FCF average of the partial annual results obtained and approved, calculated in each fiscal year.

2.3. The FCF Achievement Degree and the corresponding applicable Multiplier Coefficient will be determined according to the achievement scale that provides for a minimum threshold of 90% (ninety percent), below which the FCF Achievement Degree will be zero and whose compliance will mean reaching 50% (fifty percent) of the FCF Achievement Degree, and a maximum level of 100% (one hundred percent), which will mean reaching 100% (one hundred percent) of the predicted FCF Degree of Achievement in this Plan Objective.

2.4. If the Measurement Period ends resulting in a Degree of Achievement of the FCF that represents a Multiplier Coefficient of zero (that is, less than 90% (ninety percent)), the Participant's right to receive 40% (forty per cent) of the Multiplier Coefficient in relation to the respective Plan Cycle will be extinct.

2.5. The Board of Directors may make the adjustments it deems relevant, including those adjustments it deems convenient in exceptional cases.

3. OBJECTIVE 3: NEUTRALIZATION OR COMPENSATION OF CO2 EMISSIONS

3.1. 10% (ten percent) of the Multiplier Coefficient will be determined according to the level of neutralization of CO2 Emissions (“Emissions Neutralization”) reached by the Company at the end of the Cycle, additionally being necessary for the Incentive to acquired and pass to be owed by the Company, that a minimum level of reduction of emissions of scope 1 + 2 (“Emissions Reduction”) is reached, in line with the 1.5º C scenario of the Paris Agreement (SBTi) and with the objective marked by the Company of zero net emissions for the year 2025 for scopes 1 + 2.

Emissions Neutralization is the purchase of carbon credits to absorb CO2 from the atmosphere¹. To become a company with zero net emissions, CO2 emissions (ranges 1 + 2) must be reduced in line with the 1.5º C scenario and neutralize all remaining emissions, that is, those that could not be avoided.

Carbon credits consist of purchasing CO2 certificates in the voluntary market. These credits are generated by projects that absorb or reduce CO2 emissions from the atmosphere and must comply with certificates related to the highest international quality standards and, as far as possible, bring social benefits. This information is verified annually by an external auditor.

Scopes 1 and 2 emissions consist of direct and indirect CO2 emissions from the Company's daily activities due to fuel consumption, refrigerant gas leaks, and electricity use.

Net emissions are calculated as the difference between range 1+2 emissions and the purchase of carbon credits.

3.2. For the purposes of this Plan, the level of direct and indirect CO2 emissions from the Company's daily activities will be calculated as follows:

Being:

•	Activity: amount of energy, fuel, gas, etc. consumed by the Company.
•	Emission Factor: amount of CO2 emitted into the atmosphere due to the consumption of each unit of activity.

For electricity, the emission factor provided by official sources is used and for fuels, the emission factors of the GHG Protocol are used.

3.3.  The Emissions Neutralization Achievement Degree and the respective Multiplier Coefficient will be determined in terms of the reach scale, which includes a minimum threshold of 90% (ninety percent), below which the Achievement Degree and the corresponding Multiplier Coefficient will be zero. At the level of 90% (ninety percent), compliance will correspond to 50% (fifty percent) of the aforementioned Degree of Achievement and Multiplier Coefficient related to this Objective of the Plan, and a level of 100% (one hundred percent) will represent the fulfillment of 100% (one hundred percent) of the Degree of Achievement and Multiplier Coefficient related to this Objective of the Plan. Between the level of 90% and 100%, there will be a linear interpolation.

¹ In accordance with the "net zero" guidelines used as a reference by the Company.

Additionally, it will be necessary to reach a minimum level of Emission Reduction of scope 1 + 2, in line with the 1.5º C scenario of the Paris Agreement (SBTi), in order to reach the Degree of Achievement and the minimum Multiplier Coefficient foreseen for this Objective of the Plan.

The combination of both factors (Emissions Neutralization and Emissions Reduction) will determine the DAG of this Objective.

3.4. In the event that the Measurement Period concludes having reached a Degree of Achievement of Emissions Neutralization resulting in a Multiplier Coefficient of zero (that is, less than 90% (ninety percent)) and/or the minimum required level of Emission Reduction, the right of the Participant to receive 10% (ten percent) of the Multiplier Coefficient in relation to the present Plan Cycle will be extinguished.

3.5. The Board of Directors may make the adjustments it deems relevant, including making the adjustments it deems convenient in exceptional cases, as provided for in the Plan.

4. OTHER PROVISIONS

4.1. The Board of Directors may amend the Plan, with express reference to the procedure for calculating the Plan's Objectives, their weighting and other elements for their determination (that is, the composition of the companies that make up the Comparison Group and the weighting of the TSR of said companies). If they receive advice that it would be fair and reasonable to do so, they may change the Plan Objectives in light of any laws or regulations. The fulfillment of the Plan Objectives after the alteration of any of its elements should not be more or less difficult (in the opinion of the Board of Directors) than the Plan Objectives in their original configuration.

4.2. The Company will conduct an annual monitoring of the Plan Objectives, and once the Plan Cycle is completed, and at the time of approval of the financial statements for the last year of the relevant Cycle by the Board of Directors, it will determine the degree of achievement of the Plan Objectives.

4.3. In any case, all calculations and decisions regarding the determination of the degree of achievement of the Plan Objectives will be determined by the Board of Directors (which may receive the advisory it deems appropriate), whose decision will be final and binding.

4.4. If, at the beginning of a given Cycle, a new version of this Annex I that should be applicable to the new Cycle in question is not approved, all the terms and conditions set forth in this Annex I shall be considered applicable to the new Cycle in question.

ANNEX II

Incentive to be paid in the event of termination of the Participant with the

Company and Change of Control

The defined terms used in this Annex II that are not defined therein shall have the meaning as established in the Plan. This Annex II will cover the following hypotheses:

The Incentive to be paid to each Participant subject to the Plan, in cases in which the Plan mentions that such Incentive will be calculated in the manner contained in Annex II, will result from the application of the following formula in each of the Cycles:

Being:

●	Incentive: gross value to be paid in cash to each Participant on the date stipulated in the Plan, according to the event in question.
●	Units: number of Units representing 1 (one) Share allocated individually to each Participant in each of the Cycles that are not concluded on the date of the occurrence of any event that, as per the terms of the Plan, causes the value of the Incentive to be paid to the Participant to be calculated according to the terms of this Annex II.
●	VShare: Closing Price of a share of the Company (a) on the last trading day of the month prior to the month of the Termination Date in accordance with Clause 9.1.1 of the Plan for Termination cases; or (b) on the last trading day of the month prior to the month of the Change of Control Date for Change of Control cases, as provided for in Clause 10.1.1 of the Plan.
●	Multiplier Coefficient: percentage that will be calculated, in each of the Cycles, based on the Degree of Achievement of the Plan Objectives stipulated by the Company according to the following formula:

Being:

•	Weighting: relative weight out of a total of 100% (one hundred percent), expressed as a percentage, defined by the Company for each of the Plan Objectives, in accordance with the stipulations in Annex I of the Plan, or in the Notification of the respective Cycle.

•	DAG: Degree of Achievement of the Objectives established in the Plan, provided that the Participant has remained for at least 12 (twelve) months of the Cycle linked to the Company, taking as a reference for the calculation, during the first Cycle as Objective 1, the TSR, as Objective 2 , the FCF and as Objective 3, the Emissions Neutralization and the Emissions Reduction. In this sense, the following will be taken into account for the first cycle:

(i) The result of TSR at the end of the previous month of the Participant's departure, as determined by the Specialized Consultancy, or, if applicable, the result of TSR at the end of the previous month in which the Change of Control occurred, as determined by the Specialized Consultancy. In both cases, this result will be weighed by the relative weight defined for this Plan Objective.

(ii) The average of the last annual FCF results of the Company approved by the Board of Directors on the date of the Participant's departure or, if applicable, of the Change of Control. In any case, the FCF will be weighed by the relative weight defined for this Plan Objective.

(iii) The last result of the Neutralization or Offsetting of Emissions verified by the specialized technical auditor in emission inventory hired by the Company and approved by the Board of Directors prior to the termination date of the Participant's relationship with the Company or its Subsidiaries, or, if applicable, the date of the Change of Control. In any case, the Neutralization or Offsetting of Emissions will be weighed by the relative weight defined for this Plan Objective.

For all purposes, the calculation of the objectives' Multiplier Coefficient will be carried out in accordance with the provisions of Annex I of the Plan that are in force in relation to the cycle in question, projecting such calculation in accordance with what is stated in this Annex II.

n: number of active working days counted from the Start Date of each Cycle to the date of departure or, if applicable, until the date on which the Change of Control occurred, which in no case may exceed "N" (expressed in days).

N: total duration of each Cycle (expressed in days).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	Febraury 25, 2025	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director